Exhibit 2
March 15, 2006
VIA E-MAIL
Arthur Steinberg, Esq.
Receiver of Northshore Asset Management, LLC
c/o Kaye Scholer LLP
425 Park Avenue
New York, NY 10022
Re:   Startech Environmental Corporation (“Startech”)
Dear Mr. Steinberg:
     Reference is made to those 1,000,000 shares of Common Stock of Startech (the “CTC Startech Shares”) currently held by Connecticut Banking Commissioner John P. Burke in his capacity as Receiver of Circle Trust Company (the “CTC Receiver”). As you are aware, this firm represents the CTC Receiver, and this letter is written on behalf of and with the authorization of the CTC Receiver.
     This letter will confirm the understanding reached effective as of March 3, 2006 that the CTC Receiver will not sell or enter into any agreement for the sale of the CTC Startech shares at any time up to and including March 31, 2006 without your express written consent. You have correspondingly agreed that you will not sell or enter into any agreement for the sale of any shares of Startech Common Stock that you currently hold at any time up to and including March 31, 2006 without the express written consent of the CTC Receiver. The parties may, however, take current actions to explore the potential for a sale of shares of Startech Common Stock subsequent to March 31, 2006.
     Finally, it is acknowledged that any agreements represented by this letter are made without prejudice to and with full reservation of all otherwise applicable rights and remedies of the CTC Receiver and all of your otherwise applicable rights and remedies with respect to the CTC Startech Shares and any disputes between the parties concerning the beneficial ownership of said CTC Startech Shares.

Very truly yours, BROWN RUDNICK BERLACK ISRAELS LLP

By:	/s/ Howard L. Siegel
Howard L. Siegel